ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

24 August 2007

Director/PDMR Shareholding

We have today received notification of the following transactions in Reed Elsevier PLC and Reed Elsevier NV ordinary shares by Mr E Engstrom, a director of Reed Elsevier PLC and Reed Elsevier NV.

Today, Mr Engstrom exercised a nil cost share award granted to him on 23 August 2004 over 38,593 Reed Elsevier PLC ordinary shares and 26,677 Reed Elsevier NV ordinary shares. In order to meet due tax and social security charges, Mr Engstrom today sold 28,261 Reed Elsevier PLC ordinary shares at 589p.

As a consequence of the above transaction Mr Engstom’s interest in Reed Elsevier PLC ordinary shares is 72,785 and 202,840 in Reed Elsevier NV ordinary shares.

The ordinary shares required to fulfil the above nil cost award have been satisfied from the Reed Elsevier Employee Benefit Trust (the “Trust”). The Trust is a discretionary employee benefit trust which may acquire securities in Reed Elsevier PLC and Reed Elsevier NV by means of market purchases on the appropriate Stock Exchange. The Trust is operated in conjunction with Reed Elsevier’s share incentive schemes, and provides for the transfer of securities to employees on the exercise of awards granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the securities held by the Trust, by virtue of being potential beneficiaries under the Trust.